SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 6)*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

January 30, 2020

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,359 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,359 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,305,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,359 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,359 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,305,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,359 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,359 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,305,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,305,359 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,305,359 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,305,359 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,454,927 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,454,927 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,454,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,454,927 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,454,927 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,454,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D filed on September 20, 2019, (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on October 10, 2019 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 24, 2019 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on December 3, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Schedule 13D filed on December 12, 2019 (“Amendment No. 5” and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(a)(v) of the Schedule 13D is hereby amended and restated as follows:

“(v) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 2,305,359 shares of Common Stock of the Issuer;”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 2,454,927 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $35.5 million to acquire the 2,454,927 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On January 30, 2020, the Issuer and certain of the Reporting Persons and Blue Wolf Persons (collectively, the “Investors”) entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer and the Investors agreed to, among other things, take all action necessary for the Board of Directors of the Issuer to consist of the following individuals immediately subsequent to the Issuer’s 2019 Annual Meeting of Stockholders: Sean T. Erwin, Jeffrey E. Kirt and Marvin Cooper (the “Investor Nominees”); Dr. Robert K. Beckler, Randy Nebel and Nancy M. Taylor (the “Company Nominees”); and Adam St. John (the “Executive Director”), and to appoint Mr. Erwin as Chairman of the Board of Directors of the Issuer and Mr. Kirt as the Chairman of the Issuer’s Corporate Governance and Nominating Committee. In addition, pursuant to the terms of the Cooperation Agreement, (i) Lapetus II irrevocably withdrew the demands to the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware requesting access to certain stock list and other books and records of the Company, (ii) the Issuer and Lapetus II will file a joint stipulation of the dismissal of Lapetus Capital II LLC vs. Verso Corp., C.A. No. 2019-1040-KSJM, and (iii) the Investors agreed to take all necessary steps and actions to vote all shares of Common Stock beneficially owned by such Investor to approve the Proposed Sale Transaction.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached at Exhibit 99.9 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,454,927 shares of Common Stock, representing 7.07% of the outstanding shares. This amount includes 100 shares of Common Stock held in record name by Lapetus II.

(i) Lapetus II has shared voting and dispositive power over 149,568 shares of Common Stock, including 100 shares of Common Stock held in record by Lapetus II, representing 0.43% of the outstanding shares;

(ii) ACR II has shared voting and dispositive power of 149,568 shares, in the aggregate, of Common Stock beneficially owned and held directly by Lapetus II, representing 0.43% of the outstanding shares;

(iii) AC GP II, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.43% of the outstanding shares;

(iv) ACR GP II, by virtue of its status as the general partner of AC GP II, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.43% of the outstanding shares;

(v) Lapetus III has shared voting and dispositive power over 2,305,359 shares of Common Stock, representing 6.64% of the outstanding shares;

(vi) ACR III has shared voting and dispositive power of 2,305,359 shares of Common Stock beneficially owned by Lapetus III, representing 6.64% of the outstanding shares;

(vii) AC GP III, by virtue of its status as the general partner of ACR III and certain other funds, has shared voting and dispositive power of 2,305,359 shares of Common Stock, representing 6.64% of the outstanding shares;

(viii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power of 2,305,359 shares of Common Stock, representing 6.29% of the outstanding shares;

(ix) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of ACR GP II and ACR GP III, has shared voting and dispositive power of 2,454,927 shares of Common Stock, representing 7.07% of the outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such Reporting Person.

By virtue of the agreements and arrangements among the Reporting Persons and the Blue Wolf Persons described in this Schedule 13D, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Blue Wolf Persons. Blue Wolf Capital Partners LLC, BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P., Blue Wolf Capital Advisors IV LLC and Adam Blumenthal (collectively, the “Blue Wolf Persons”) are filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock. Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13D or any amendment thereto filed by the Blue Wolf Persons. The security interests reported in this Schedule 13D do not include security interests owned by the Blue Wolf Persons. If the Reporting Persons and the Blue Wolf Persons are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of February 4, 2020, such group may be deemed to beneficially own an aggregate of 3,273,231 shares of Common Stock for the purpose of Rule 13d-3 under the Act, which would constitute approximately 9.43% of the issued and outstanding shares of Common Stock based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Blue Wolf Persons.

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock effected by the Reporting Persons since December 3, 2019 through December 18, 2019. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since December 18, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On January 30, 2020, the Issuer and the Investors entered into the Cooperation Agreement defined and described in Item 4 above, and attached as Exhibit 99.9 hereto.

Item 7.	Material to be Filed as Exhibits

99.9	Cooperation Agreement dated January 30, 2020.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2020	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: February 4, 2020	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: February 4, 2020	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 4, 2020	/s/ Andrew M. Bursky
Andrew M. Bursky

/s/ Timothy J. Fazio
Dated: February 4, 2020	Timothy J. Fazio

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Lapetus Capital III LLC	12/16/2019	54,520	$18.0283	(1)
Lapetus Capital III LLC	12/17/2019	31,672	$18.1775	(2)
Lapetus Capital III LLC	12/18/2019	38,052	$18.0728	(3)

(1)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $17.28 to $18.22. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $18.00 to $18.49. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $17.99 to $18.35. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.